# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TROOPS, Inc., CIK 0001412095
CUSIP: G9094C104
Title of class of securities: Ordinary Shares, par value US$0.0004 per share
Address of issuer's principal executive offices: Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 09/24/2026
Filed by CIK 0002155437
Persons authorized to receive notices and communications: Lianteng Limited, OMC Chambers, Wickhams Cay 1, Road Town, Tortola, Virgin Islands British (D8), VG1110, 0852 5271 0068

## Reporting persons
- Lianteng Limited (CIK 0002155437): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 10,912,168; shared voting power 0; sole dispositive power 10,912,168; shared dispositive power 0; aggregate amount beneficially owned 10,912,168 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0004 per share
Name of issuer: TROOPS, Inc.
Address of issuer's principal executive offices: Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Lianteng Limited (the "Reporting Person" or "Lianteng").
Residence or business address: The business address of the Reporting Person is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment: The registered office address of the Reporting Person is listed as OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
Criminal convictions in the last five years: During the last five years, none of the Reporting Person nor, to the best knowledge of the applicable Reporting Person, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person nor, to the best knowledge of the applicable Reporting Person, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Lianteng Limited, a company incorporated in the Hong Kong with limited liability, received 10,912,168 Ordinary shares of TROOPS, Inc. on December 11, 2024. Shares were transferred for the consideration of US$13,400,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 9, 2024, TROOPS, Inc. (the "Company") entered into a sale and purchase agreement (the "Agreement") with LIANTENG LIMITED (the "Vendor"), for the purchase of the entire issued and outstanding share capital of Riches Holdings Limited ("Riches Holdings"), a company incorporated under the laws of Cayman Islands, for the consideration of $13,400,000 (the "Consideration"). The Consideration shall be satisfied by the Company through the issuance of convertible promissory note (the "Note") to the Vendor for the principal amount of $13,400,000. The Note was issued by the Company to the Vendor on May 9, 2024, with a Maturity Date of May 9, 2029. Upon completion of the Agreement, the Company will own the entire issued and outstanding share capital of Riches Holdings.

Riches Holdings holds several subsidiaries in Hong Kong and China. These subsidiaries provide various services, including (i) financial and insurance advisory services in cooperation with licensed companies, (ii) immigration consultation services on foreign immigration schemes, (iii) overseas education advisory and application services, and (iv) property agency services, by connecting clients to professional consultants through its mobile application. Riches Holdings, with its all-rounded services and strong client base, is expected to bring extensive synergy to the existing businesses of the Company.

On December 9, 2024, the Company received a notice of conversion from LIANTENG LIMITED to exercise a conversion of US$6,700,000 into 5,473,856 ordinary shares, par value $0.004 per share, of the Company (the "Ordinary Shares").

On December 10, 2024, the Company received a notice of conversion from LIANTENG LIMITED to exercise a conversion of US$6,700,000 into 5,438,312 Ordinary Shares.

The conversion in aggregate of 10,912,168 Ordinary Shares was completed on December 11, 2024.

The Reporting Person is filing this Schedule 13D to report its purpose of purchasing shares, which may relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer

Other than as set forth in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference. The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference. The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Person have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Ordinary Shares during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Person are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Lianteng Limited: /s/ Chun Kin Chan, Director (09/24/2026)